Item 77C – Matters submitted to vote of security holders

A Special Meeting of the Shareholders of the Resource Credit Income Fund (the “Trust”) was held on August 26, 2016 to approve a new management agreement between Resource Financial Fund Management, Inc. and the Trust, and the Proposal was voted on and approved by Shareholders of the Fund.

The August 26, 2016 voting results were as follows:

Matter	Voter Type	Shares
To approve a new	For	242,098.590
management agreement
between Resource Financial	Against	0.000
Fund Management, Inc. and	Abstain	0.000
the Trust.